Filed Pursuant to Rule 433
Dated December 7, 2007
Registration Nos. 333-106040; 333-143992
American International Group, Inc.
5.850% Medium-Term Notes, Series G, Due January 16, 2018

Term Sheet
Issuer:	American International Group, Inc. (“AIG”)

Type:	Senior Unsecured Notes

Principal Amount:	$2,500,000,000.00

Use of Proceeds:	General corporate purposes, which may include the repurchase of shares of AIG’s common stock.

Trade Date:	December 7, 2007

Issue Date (Settlement Date):	December 12, 2007 (T+3)

Maturity Date:	January 16, 2018

Interest Rate:	5.850%

Interest Payment Dates:	Semi-annually on the 16th of January and July, commencing July 16, 2008

Price to Public:	99.449%

Underwriting Discount:	0.40%

All-In Price:	99.049%

Net Proceeds:	$2,476,225,000.00

Redemption Provisions:	None

Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Managing Underwriters:	Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, Lehman Brothers Inc.

Co-Managers:	Daiwa Securities America Inc., KeyBanc Capital Markets Inc., Mitsubishi UFJ Securities International plc, Mizuho Securities USA Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC

CUSIP:	02687QDG0

          The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or e-mailing
dg.prospectus distribution@bofasecurities.com, by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.